PLYMOUTH ROCK TECHNOLOGIES INC. JOINS THE CANADIAN ASSOCIATION OF DEFENSE AND SECURITY INDUSTRIES

Vancouver, BC – April 25, 2019 – Plymouth Rock Technologies Inc. (CSE: PRT) (Frankfurt: 4XA WKN# A2N8RH) (OTC: AXDRF) (“Plymouth”, “PRT” or “Company”) is pleased to announce that it has been accepted as a member of the CADSI, The Canadian Association of Defence and Security Industries. (“CADSI”).

CADSI is dedicated to scientific, engineering, industrial, and management preparedness for the common defence of Canada. It is the national industry voice for Canadian defence and security companies that produce world-class goods, services and technologies.

“In line with our mission and as part of our on-going commitment of complete focus on the needs to our clients CADSI will provide an invaluable platform for our team to interact and showcase our technologies on a global scale”, stated Carl Cagliarini SVP Business Development. “We believe the recently launched Innovation for Defence Excellence and Security (IDEaS) Program will become the nucleus of the Canadian government defence policy; Strong, Secure, Engaged (“SSE”). The policy specifically aims to support research and development to help solve Canada’s challenges in defence and security. It is a highly relevant update that was devised after a thorough assessment of the global security environment – one that is marked by the changing nature of conflict, and the rapid evolution of global terrorism. Recent acts of terror have demonstrated to devastating consequence that the safety once entrusted to by traditional security methods and technology has been deeply undermined. At Plymouth Rock Technologies, we believe that our insight, peer contribution and innovations will greatly assist defending Canada and Canadian interests, not only for domestic defence, but also where Canadian defence forces are required in active engagement overseas”.

Plymouth Rock Technologies is looking forward to attending CANSEC 2019, North America’s largest tri-lateral defence event on May 29-30 at EY Centre Ottawa, Ontario and meeting with CADSI colleagues.

About Plymouth Rock Technologies Inc.

The Company is developing the next generation of threat detection solutions, with state-of-the-art technological advancements. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater “stand-off” distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, none intrusive screening of crowds in real time.

Plymouth Rock’s core technologies include: (1) A Millimeter Remote Imaging from Airborne Drone (“MiRIAD”); (2) A compact microwave radar system for scanning shoe’s (“Shoe-Scanner”); and (3) Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues (“Wi-Ti”).

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933

Investor Information:
Tasso Baras
+1-778-477-6990

(Not for dissemination in the United States of America)

Forward Looking Statements

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